                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                           FILED PURSUANT TO 13D-1(A)
                             AND AMENDMENTS THERETO
                           FILED PURSUANT TO 13D-2(A)



                            PREMENOS TECHNOLOGY CORP.
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                    74045V103
                                 (CUSIP Number)

                              LOREN B. WIMPFHEIMER
                            DIRECTOR OF LEGAL AFFAIRS
                              HARBINGER CORPORATION
                            1055 LENOX PARK BOULEVARD
                           ATLANTA, GEORGIA 30319-5309
                                  404-467-3000
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                OCTOBER 23, 1997
             (Date of Event which Requires Filing of This Statement)

         If the filing person has previously filed a Statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                         (continued on following pages)
                               (Page 1 of 8 Pages)

          CUSIP NO. 74045V103                            13D                              PAGE 2 OF 8 PAGES
---------------------------------------                                         --------------------------------

----------------------------------------------------------------------------------------------------------------
    1      NAMES OF REPORTING PERSONS

           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    Harbinger Corporation
                    I.R.S. Identification No.: 58-1817306
----------------------------------------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                          (a) [ ]
                                                                                                      (b) [ ]
                    N/A
----------------------------------------------------------------------------------------------------------------
    3      SEC USE ONLY

----------------------------------------------------------------------------------------------------------------
    4      SOURCE OF FUNDS

                    OO
---------------------------------------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                                                                 [ ]
---------------------------------------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

                     Georgia
----------------------------------------------------------------------------------------------------------------
                            7      SOLE VOTING POWER
       NUMBER OF
                                          0
        SHARES       -------------------------------------------------------------------------------------------
                            8      SHARED VOTING POWER
     BENEFICIALLY
                                          5,015,019*
       OWNED BY      -------------------------------------------------------------------------------------------
                            9      SOLE DISPOSITIVE POWER
         EACH
                                          0
       REPORTING     -------------------------------------------------------------------------------------------
                           10      SHARED DISPOSITIVE POWER
      PERSON WITH
                                          0
----------------------------------------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     5,015,019*
----------------------------------------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES                                         [ ]
           CERTAIN SHARES
----------------------------------------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     42.4%*
----------------------------------------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

                     CO
----------------------------------------------------------------------------------------------------------------

                            *SEE ITEM 5 OF TEXT BELOW

         This Schedule 13D relates to the proposed acquisition by Harbinger Corporation, a Georgia corporation ("Harbinger"), of all of the outstanding stock of Premenos Technology Corp., a Delaware corporation ("Premenos"), pursuant to a Merger Agreement (the "Merger Agreement"), dated as of October 23, 1997, among Harbinger, Premenos and Olympic Subsidiary Corporation, a Delaware corporation and a wholly-owned subsidiary of Harbinger ("Merger Sub"), whereby Merger Sub is to be merged with and into Premenos (the "Merger") and each outstanding share of common stock, par value $.01 per share, of Premenos ("Premenos Common Stock") would be converted into the right to receive .45 shares of common stock, par value $.0001 per share, of Harbinger ("Harbinger Common Stock"). A copy of the Merger Agreement is incorporated herein by reference. As an inducement to Harbinger to enter into the Merger Agreement, Lew Jenkins, the Chairman of Premenos ("Mr. Jenkins"), and David Hildes, the Vice Chairman and Secretary of Premenos ("Mr. Hildes"), entered into Irrevocable Proxy Agreements, dated as of October 23, 1997 (the "Proxy Agreements"), which granted Harbinger an irrevocable proxy to vote the shares of Premenos Common Stock owned by Messrs. Jenkins and Hildes in favor of the Merger Agreement and the Merger. The terms of the Proxy Agreements were disclosed in Harbinger's Registration Statement on Form S-4 (Registration No. 333-39023) filed with the Securities and Exchange Commission in connection with the issuance of shares of Harbinger Common Stock pursuant to the Merger, and a form of the Proxy Agreements was filed as an exhibit to Harbinger's Current Report on Form 8-K filed with the Securities and Exchange Commission on October 29, 1997.

ITEM 1.           SECURITY AND ISSUER

         This Statement relates to the Premenos Common Stock. The principal executive offices of Premenos are located at 1000 Burnett Avenue, Concord, California 94520.

ITEM 2.           IDENTITY AND BACKGROUND

         (a), (b), (c) and (f). This statement is being filed by Harbinger, a Georgia corporation principally engaged in the business of providing electronic commerce products and services to businesses, the principal executive offices of which are located at 1055 Lenox Park Boulevard, Atlanta, Georgia 30319- 5309. The names, business addresses, present principal occupations, principal business of employers and citizenship of the directors and executive officers of Harbinger are set forth in Appendix A, which is attached hereto and incorporated herein by reference.

         (d) During the last five years, neither Harbinger nor, to the best of Harbinger's knowledge, any of its directors or executive officers listed on Appendix A has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

         (e) During the last five years, neither Harbinger nor, to the best of Harbinger's knowledge, any of its directors or executive officers listed on Appendix A has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order (i) enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) finding any violation with respect to such laws.

                               (Page 3 of 8 Pages)

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The Irrevocable Proxy Agreements described in Item 4 hereof were entered into by Lew Jenkins and David Hildes as an inducement to Harbinger to enter into the Merger Agreement.

ITEM 4.           PURPOSE OF TRANSACTION

         As a condition to the execution of the Merger Agreement, Harbinger entered into the Proxy Agreements with each of Mr. Jenkins, Chairman of the Board of Premenos, and Mr. Hildes, Vice Chairman of the Board and Secretary of Premenos, pursuant to which Messrs. Jenkins and Hildes each granted to Harbinger a proxy (the "Proxy") to represent and vote the 2,683,758 shares of Premenos Common Stock beneficially owned by Mr. Jenkins (the "Jenkins Shares") and the 2,331,261 shares of Premenos Common Stock (including 36,134 shares of Premenos Common Stock issuable upon exercise of options) beneficially owned by Mr. Hildes (the "Hildes Shares" and collectively with the Jenkins Shares the "Shares") in favor of the Merger Agreement and the Merger, at any meeting (whether special or annual, and whether or not adjourned) or by written action of stockholders of Premenos. Copies of the Proxy Agreements are filed herewith as Exhibits 2 and 3 and are incorporated herein by reference. The Shares represent 42.4% of the outstanding shares of Premenos Common Stock as of November 17, 1997.

         During the term of the Proxy Agreements, each of Messrs. Jenkins and Hildes agreed not to, directly or indirectly, through any officer, director, employee, representative or agent, (i) solicit, initiate or encourage any inquiries or proposals that constitute, or could reasonably be expected to lead to, a "Competing Offer" (as defined in the Merger Agreement, a copy of which is filed herewith as Exhibit 1 and incorporated herein by reference), or (ii) engage in negotiations or discussions concerning, or provide any non-public information to any person or entity relating to, any Competing Offer. Each of Messrs. Jenkins and Hildes executed his Proxy Agreement in his capacity as a stockholder of Premenos and not in his capacity as an officer or director of Premenos. The Proxy Agreements provide that nothing therein shall limit or affect any actions taken by Mr. Jenkins or Mr. Hildes, respectively, in their capacities as officers or directors of Premenos in exercising Premenos' rights under the Merger Agreement. The Proxy Agreements expire on the first to occur of
(i) the termination of the Merger Agreement in accordance with its terms, or
(ii) the closing of the Merger.

         The purpose of the Proxy Agreements is to facilitate Harbinger's acquisition of Premenos by insuring that the Shares will be voted in favor of the Merger Agreement and the Merger.

         Upon consummation of the Merger, Merger Sub will be merged with and into Premenos and Premenos will become a wholly owned subsidiary of Harbinger. Each outstanding share of Premenos Common Stock will be converted into the right to receive .45 shares of Harbinger Common Stock. In connection with the consummation of the Merger, it is contemplated that the current board of directors of Premenos will resign and the directors of Merger Sub shall become the directors of the surviving corporation.

         Upon consummation of the Merger, Harbinger expects to cause Premenos to seek to have the Premenos Common Stock deregistered under the Act, and to cease to be authorized to be quoted on the Nasdaq National Market.

                               (Page 4 of 8 Pages)

         Other than as described above, Harbinger has no plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D (although it reserves the right to develop such plans).

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

         (a) Harbinger may be deemed to be the beneficial owner of the Shares which it has a right to vote pursuant to the Proxy Agreements. Based on the number of shares outstanding as of November 17, 1997, the aggregate of 5,015,019 Shares would constitute 42.4% of the outstanding shares Premenos Common Stock. Harbinger disclaims beneficial ownership of all Shares.

          Except as set forth above, neither Harbinger nor, to the best of Harbinger's knowledge, any director or executive officer of Harbinger listed on Appendix A hereto beneficially owns any shares of premenos Common Stock.

         (b) Harbinger has the power to vote the Shares in favor of the Merger Agreement and the Merger pursuant to the Proxy Agreements. Harbinger has no power to vote the Shares on any other proposals submitted to Premenos stockholders. Harbinger has no power to dispose of any Shares.

         (c) The Proxy Agreements were executed on October 23, 1997.

         (d)      Not applicable.

         (e)      Not applicable.

ITEM 6.           CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
                  RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         See Item 4 for a description of the Proxy Agreements which is incorporated herein by reference.

         Except as set forth above, to the best of Harbinger's knowledge, no contracts, arrangements, understandings or relationships (legal or otherwise) exist among the persons named in Item 2 or between such persons and any other person with respect to any securities of Premenos, including but not limited to, transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

The following exhibits are filed herewith:

EXHIBIT NO.       DESCRIPTION
-----------       -----------
    1.            Merger Agreement, dated as of October 23, 1997, among
                  Harbinger Corporation, Premenos Technology Corp. and Olympic
                  Subsidiary Corporation (filed as Exhibit 2.2

                               (Page 5 of 8 Pages)

                  to Harbinger's Current Report on Form 8-K dated October 29,
                  1997 and incorporated herein by reference).

       2. Irrevocable Proxy Agreement, dated as of October 23, 1997, among Lew Jenkins and Harbinger Corporation (filed as Exhibit
                  99.1 to Harbinger's Current Report on Form 8-K dated October
                  29, 1997 and incorporated herein by reference).

       3. Irrevocable Proxy Agreement, dated as of October 23, 1997, among David Hildes and Harbinger Corporation (filed as Exhibit
                  99.1 to Harbinger's Current Report on Form 8-K dated October
                  29, 1997 and incorporated herein by reference).

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                         HARBINGER CORPORATION

                                         By:/s/ C. Tycho Howle
                                            ------------------------------------
                                            C. Tycho Howle
                                            Chairman of the Board

Date:   December 8, 1997

                               (Page 6 of 8 Pages)

                                   APPENDIX A

The following individuals are executive officers or directors of Harbinger. Unless otherwise noted, each individual is a citizen of the United States, and the business address of each executive officer of the Reporting Person is 1055 Lenox Park Boulevard, Atlanta, Georgia 30319-5309.

                                                                           PRINCIPAL OCCUPATION
                                                                         AND ADDRESS AND BUSINESS
                NAME                                TITLE                      OF EMPLOYER
----------------------------------------------------------------------------------------------------------
C. Tycho Howle                        Chairman and Director

David T. Leach                        Chief Executive Officer
                                      and Director

James C. Davis                        President and Chief
                                      Executive Officer and
                                      Director

Joel G. Katz                          Chief Financial Officer
                                      and Secretary

Theodore C. Annis                     President, Harbinger
                                      SupplyTech

James W. Travers                      President, Harbinger
                                      Software Division

David A. Meeker                       Senior Vice President,
                                      North American Sales

A. Gail Jackson                       Senior Vice President,
                                      Harbinger SupplyTech

Willem Van Nieuwenhuyzen(1)           General Manager,
                                      European Operations

William B. King                       Director                           Chairman
                                                                         Private Business, Inc.
                                                                         P. O. Box 1603
                                                                         Brentwood, Tennessee 32024
                                                                         Banking Software

------------------------

                 (1)Citizen of The Kingdom of The Netherlands

                               (Page 7 of 8 Pages)

                                                                                     PRINCIPAL OCCUPATION
                                                                                   AND ADDRESS AND BUSINESS
                NAME                                TITLE                                 OF EMPLOYER
-------------------------------------------------------------------------------------------------------------------
Stuart L. Bell                        Director                           Chairman
                                                                         Innovative Medical Research
                                                                         1200 High Ridge Road
                                                                         Stamford, Connecticut 06905
                                                                         Medical Lab Tests


Benn R. Konsynski                     Director                           Professor of Business Administration
                                                                         Goizueta School of Business
                                                                         Emory University
                                                                         Atlanta, Georgia 30322

Klaus Neugebauer(2)                   Director                           Private Investor
                                                                         Widenmayerstr
                                                                         80538 Munchen
                                                                         GERMANY

Ad Nederlof(3)                        Director                           Independent Software Consultant
                                                                         Richter Systems
                                                                         DeBrand 15
                                                                         Amersfoort
                                                                         THE NETHERLANDS
                                                                         Computer Software

William D. Savoy                      Director                           President
                                                                         Vulcan Northwest, Inc.
                                                                         110 110th Ave., N.E. - Suite 550
                                                                         Bellevue, Washington 98004
                                                                         Venture Capital

--------------------------

         (2)Citizen of the Federal Republic of Germany
         (3)Citizen of The Kingdom of The Netherlands

                               (Page 8 of 8 Pages)